UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing					OMB APPROVAL
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SEC FILE NUMBER 1-12109

CUSIP NUMBER 247918 10 5

(Check one):	☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D

	☐Form N-SAR	☐Form N-CSR

For Period Ended: June 30, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Delta Financial Corporation
Full Name of Registrant

Former Name if Applicable

1000 Woodbury Road, Suite 200
Address of Principal Executive Office (Street and Number)

Woodbury, New York 11797
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒		(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delta Financial Corporation (the “Registrant”) was unable to complete and timely file its Form 10-Q (the “Form 10-Q”) for the three months ended June 30, 2007 without unreasonable effort or expense.  While completing the proposed filing, the Company began to negotiate one or more arrangements to add new sources of capital, and the results of these negotiations would directly and materially impact the disclosures and financial condition of the Company to be set forth in the Form 10-Q.  The Registrant expects to file the Form 10-Q within 5 days of the date hereof.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Marc E. Miller		516		812-8850
(Name)		(Area Code)		(Telephone Number)

(2)    Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during  the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                                                                                 Yes  ☒   No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                   Yes ☒   No ☐
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delta Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2007				By: /S/ MARC E. MILLER
Marc E. Miller
Executive Vice President and General Counsel

FORM 12b-25

Part IV, Question 3

The Registrant currently expects to report the following:

The Company’s net income for the three months ended June 30, 2007 was $777,000, or $0.03 per share basic and $0.03 per share diluted, compared to net income of $7.2 million, or $0.32 per share basic and $0.31 per share diluted, for the three months ended June 30, 2006.  The Company’s net income for the six months ended June 30, 2007 was $5.7 million, or $0.24 per share basic and $0.23 per share diluted, compared to net income of $13.8 million, or $0.64 per share basic and $0.61 per share diluted, for the six months ended June 30, 2006.  The decrease in net income for the three and six months ended June 30, 2007 was primarily driven by the following:

(1)
Net income for the three and six months ended June 30, 2007 was adversely impacted by a $3.9 million non-cash decrease in net interest income and a corresponding increase in our deferred revenue due to a change in the fixed-rate prepayment assumptions used to accrete/amortize deferred income and expenses to net interest income.  The $3.9 million in deferred revenue will be amortized to net interest income over the remaining expected life of the related mortgage loans and related securitization debt.  The change in the prepayment speed reflects the slower-than-previously anticipated prepayment environment experienced during the second quarter of 2007.

(2)
Other income, a component of non-interest income, for the three and six months ended June 30, 2007 decreased $4.0 million and $5.5 million, respectively, compared to the same period in 2006 primarily due to a $4.2 million and $5.8 million, respectively, decrease in the amount of fair value change recorded on the Company’s excess cashflow certificates.  The decrease in the fair value change was primarily driven by the amount of excess cashflow certificates that we held throughout the period, prior to our sale of the remaining excess cashflow certificates in the first quarter of 2007.

(3)
The provision for loan losses recorded for the three and six months ended June 30, 2007 increased $6.3 million and $10.5 million, respectively, compared to the same period in 2006.  The increase in the amount of the provision for loan losses, excluding the specific provision related to impaired loans, corresponds to the performance and seasoning of our mortgage loans held for investment during the respective period.

        These decreases to our net income were partially offset by an increase in the gain on sale of mortgage loans recorded during the three and six months ended June 30, 2007.  The net gain on sale of mortgage loans increased $989,000 and $1.8 million during the three and six months ended June 30, 2007, respectively, compared to the same period in 2006.  Whole-loan sales in the second quarter of 2007 represented approximately 15% of total loan originations, or $205.4 million, with an average whole-loan sale premium of 3.2%.

We originated $1.4 billion and $2.6 billion of mortgage loans during the three and six months ended June 30, 2007, compared to $970.6 million and $1.9 billion of mortgage loans originated during the three and six months ended June 30, 2006, respectively.

Total cost to originate, as a percentage of total loan production, was 1.5% for the three months ended June 30, 2007.